                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE - No. 1-11

           January 6, 2011

SAMEX ADDS NEW DIRECTOR

SAMEX is pleased to announce the appointment of Malcolm Fraser of Vancouver, British Columbia as an additional director to the Board of the Company.  Mr. Fraser has over 50 years experience in all aspects of mineral exploration, production, concentrates marketing, product sales, and project evaluation for non-ferrous, ferrous and precious metals, industrial minerals, energy and other natural resource products, including over 20 years experience as a senior officer and/or director of Canadian public companies in the minerals and energy sectors and over 10 years practice in all aspects of mining, energy and commercial law, both domestically and internationally.  He holds degrees from Queen’s University (B.Sc. (Geol. Eng.)), Harvard (M.A. (Econ. Geology)), and Osgoode Hall Law School in Toronto (L.L.B.).

“We’re excited with the addition of Mr. Fraser to our Board” said SAMEX President, Jeff Dahl.   “Malcolm’s qualifications and many years of experience will add to the depth of our existing Board as well as offering a valuable resource to our geological team.  I’m pleased that Malcolm has agreed to join our Board and look forward to working with him as we advance exploration of our Los Zorros district and other projects in Chile.”

Stock Option Granted - Pursuant to the appointment as director, the Company has granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share for a ten-year term.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.